UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

On May 14, 2014, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2014 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes

	Name:	Carlos A. Boero Hughes

	Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 14, 2014

adecoagro

1Q14

1Q14
Earnings Release
Conference Call

English Conference Call
May 15, 2014
9 a.m. (US EST)
10 a.m. Buenos Aires time
10 a.m. São Paulo time
3 p.m. Luxembourg time

Tel: +1 (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded Adjusted EBITDA of $34.7 million, marking a 19.7% growth over 1Q13

Luxembourg, May 14, 2014 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the first quarter ended March 31, 2014. The financial and operational information contained in this press release is based on unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance			
$ thousands	1Q14	1Q13	Chg %
Gross Sales	99,129	105,713	(6.2%)
Net Sales (1)	94,535	102,940	(8.2%)
Adjusted EBITDA (2)			
Farming & Land Transformation	35,888	18,762	91.3%
Sugar, Ethanol & Energy	3,812	14,867	(74.4%)
Corporate Expenses	(4,968)	(4,616)	7.6%
Total Adjusted EBITDA	**34,732**	**29,013**	**19.7%**
Adjusted EBITDA Margin (2)	**36.7%**	**28.2%**	**30.4%**
Net Income	2,596	2,510	3.4%
Farming Planted Area (Hectares)	219,158	218,572	0.3%
Sugarcane Plantation Area (Hectares)	104,897	87,971	19.2%

- Adecoagro recorded Adjusted EBITDA(2) of $ 34.7 million in 1Q14, representing a $5.7 million or 19.7% increase compared to 1Q13.

- Adjusted EBITDA margin(2) during 1Q14 reached 36.7% in 1Q14, compared to 28.2% in 1Q13.

- Net income for 1Q14 stands at $2.6 million, $0.1 million higher than in 1Q13.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.

(2) Please see "Reconciliation of Non-IFRS measures" starting on page 24 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

2 1Q14 The Farming and Land Transformation businesses’ Adjusted EBITDA in 1Q14 was $35.9 million, $17.1 million higher than 1Q13. This improvement is explained by increased operational and financial performance in each of our segments: (i) in the Rice segment, an increase in planted area coupled with lower costs driven by the devaluation of the Argentine peso and the implementation of efficient production technologies increased Adjusted EBITDA by 183.2%; (ii) in the Crops segment, higher productivity per hectare and lower production costs increased our margins resulting in 45.8% growth in Adjusted EBITDA; and (iii) in the Dairy segment a combination of a larger cow herd and higher productivity per cow resulted in a 680.9% increase in Adjusted EBITDA. Operational performance was partially offset by a $12.5 million unrealized loss resulting from the mark-to-market of our commodity hedge position, compared to a $2.6 million gain in 1Q13. The Sugar, Ethanol and Energy business underwent the annual inter-harvest maintenance of the mills and equipment during the first quarter of 2014. Accordingly, 1Q14 Adjusted EBITDA primarily reflects the sale of sugar and ethanol inventories, the expenses incurred in sugarcane maintenance and treatment, overhead expenses and derivative hedge results. Net sales and gross profit increased by 22.1% and 11.3%, respectively, driven by (i) our ethanol carry strategy implemented in 2013 to capture higher off-season prices, and (ii) our ability to capture peak energy prices currently in Brazil by using bagasse leftover from the previous season to cogenerate electricity at the Angelica mill. Despite the growth in net sales and gross profit, Adjusted EBITDA decreased to $3.8 million in 1Q14, from $14.9 million in 1Q13. Adjusted EBITDA was negatively affected by: (i) a $1.4 million non-cash loss resulting from the mark-to-market of our sugar derivative hedge position, contrasted by a $9.6 million gain in 1Q13; (ii) an 11.2% increase in sugarcane crop treatment expenses —incurred primarily for fertilizers and agrochemicals to maintain crop productivity—as a result of the expansion in the size of our sugarcane plantation; and (iii) lower sugar and ethanol prices in US dollar terms year-over-year. Net Income in 1Q14 was $2.6 million, $0.1 million higher than in 1Q13. Net income was enhanced by operational and financial improvements in the Farming business in Argentina and offset by losses in our Brazilian and Uruguayan subsidiaries, higher interest expenses and higher accrued income taxes. Market Overview During the first quarter of 2014, corn prices rebounded 22% to over $5.0 per bushel after hitting 3-year lows in early January 2014. The increase was driven by a combination of strong global demand coupled with financial and political turmoil in Ukraine. Soybean prices rallied to $15.3 per bushel, their highest levels since July 2013 as a result of strong global demand and weather concerns in Brazil. Brazilian Center-South sugarcane harvest has reached a total crushing volume of 596.6 million tons, 12.0% above the previous harvest year. During the first quarter of 2014, ethanol prices were 13% higher than the previous year, while internal market demand increased by 18%. From the beginning of February, energy spot prices have been trading at 822.8 BRL/MWh (the maximum rate authorized by the government) as a result of low water levels in the Brazilian hydroelectric reservoirs and fossil fuel reserve power plants operating at full capacity. Sugar VHP prices followed the same trend, closing at 17.8 US cents/lb or 8% above December’s settlement. Due to hot and dry weather experienced in most sugarcane regions from November 2013 to February 2014, the estimates for the 2014/15 sugarcane harvest have been lowered from 610 million tons to 570/580 million tons, according to most Brazilian associations. Furthermore, the expectation of a potential —El Niño? weather event during the second half of the year will Adecoagro

3 1Q14 be a key factor influencing prices as it could potentially lead to a decrease in the global sugar surplus during the current harvest year. Strategy Execution Commencement of 2014/15 Sugarcane Harvest During late March and April our Sugar, Ethanol and Energy mills have begun crushing operations for the 2014/15 sugarcane harvest. Maintenance of industrial equipment and sugarcane plantations was successfully performed between January and March 2014. Our cluster has a sufficient supply of cane and is expected to crush at full nominal capacity. The Angelica mill began crushing on March 26 to benefit from attractive off-season ethanol prices and peak energy prices; the Ivinhema mill started operating on April 25 as planned; and the UMA mill began crushing on April 11 as scheduled. Our agricultural and industrial teams have undergone a thorough training process and are set to enhance operational and productive efficiencies throughout the year. Adecoagro adecoagro

1Q14

Operating Performance

Farming Business

2013/14 Harvest Year

Farming Production Data

Planting & Production	Planted Area (hectares)			2013/2014 Harvested Area			Yields (Tons per hectare) (3)		
	2013/2014	2012/2013	Chg %	Hectares	% Harvested	Production	2013/2014	2012/2013	Chg %
Soybean	58,828	62,226	(5.5%)	21,308	36.2%	62,145	2.9	2.4	21.5%
Soybean 2nd Crop	24,153	29,521	(18.2%)	3,309	13.7%	6,482	2.0	1.4	39.9%
Corn (1)	45,562	41,258	10.4%	11,091	24.3%	65,839	5.9	6.0	(1.1%)
Corn 2nd Crop	5,503	4,537	21.3%	-	-	-	-	-	-
Wheat (2)	29,412	28,574	2.9%	29,412	100.0%	77,168	2.6	1.8	45.8%
Sunflower	12,880	12,478	3.2%	10,790	83.8%	20,105	1.9	1.9	(1.9%)
Cotton lint	6,218	3,098	100.7%	-	-	-	-	-	-
Total Crops	**182,555**	**181,691**	**0.5%**	**75,910**	**41.6%**	**231,739**			
Rice	36,604	35,249	3.8%	34,491	94.2%	195,868	5.7	5.7	(0.4%)
Coffee	-	1,632	(100%)	-	-	-	-	-	-
Total Farming	**219,159**	**218,572**	**0.3%**	**110,401**	**50.4%**	**427,606**			
Owned Croppable Area	133,692	130,165	2.7%	75,011	56.1%	312,280			
Leased Area	55,811	54,350	2.7%	32,081	57.5%	108,845			
Second Crop Area	29,655	34,057	(12.9%)	3,309	11.2%	6,482			
Total Farming Area	**219,159**	**218,572**	**0.3%**	**110,401**	**50.4%**	**427,606**			

	Milking Cows (Average Heads)			Milk Production (MM liters) (1)			Productivity (Liters per cow per day)		
Dairy	**1Q14**	**1Q13**	**Chg %**	**1Q14**	**1Q13**	**Chg %**	**1Q14**	**1Q13**	**Chg %**
Milk Production	6,396	5,707	12.1%	19.3	15.6	23.8%	33.5	30.3	10.4%

(1) Includes sorghum.
(2) Includes barley.
(3) Yields for 2013/14 season are partial yields related to the harvesed area as of April 30, 2014. Yields for 2012/13 reflect the full harvest season.
Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

As of January 31st, 2014, Adecoagro's planting activities for the 2013/14 harvest year were completed reaching a total planted area of 219,159 hectares, slightly above the previous harvest year. Adecoagro's owned croppable area, which is the area that provides the highest EBITDA contribution, has increased by 2.7% as a result of land transformation activities despite the sale of 14,176 hectares in 2013. Leased area has also increased by 2.7%, as it is an opportunistic business driven by return on invested capital. Second crop area was reduced by 12.9% as a result of higher expected margins for planting soybean first crop compared to the expected margin of planting wheat followed by soybean second crop.

As of the end of April 2014, harvest operations for most of our crops are well underway, with 50.4% of total planted area already harvested, as further described below:

Soybean: As of the end of April 2014, we harvested 36.2% of the soybean crop. We are on schedule and on budget. Moderate and timely rains from January through April have allowed the crop to develop above expectations. Heavy rains during the first weeks of April caused diminished soy yields in the humid pampas but our farms were not affected. We have currently obtained yields of 2.9 tons per hectare and expect final yields to be above the previous harvest season.

Soybean 2nd crop: The harvest of second crop soybean started during the last days of April 2014 but the bulk of the harvest will occur mid-May. Total area harvested as of the end of April of 2014 was of 3,309 hectares. Favorable weather experienced during February has allowed the crop to develop above expectations. As we continue to harvest the crop we expect an increase in yields compared to the previous harvest year.

4

5 1Q14 Corn: As of the end of April of 2014, the harvested area for corn totaled 11,091 hectares or 24.3% of the total planted area. Seeking to diversify our crop risk and water requirements, approximately 20.0% early corn was planted in September and 80.0% of late corn was planted during the end of November and December of 2013. The early corn was affected by the lack of rainfall and high temperatures during December and early January, which occurred during the flowering or critical growth stage. The late corn areas however have received an adequate amount of rainfall as of January 20, which allowed for normal development. Harvesting for late corn will begin in mid-May and is expected to offset the diminished yield in the early corn crop. In aggregate, we expect corn yields to be above the previous harvest year. Wheat: As of December 31, 2013, 29,412 planted hectares had been harvested, accounting for 100% of the total planted area. Average yield for the wheat crop was 2.6 tons per hectare, 45.8% higher than the previous harvest. Yields were above those of the 2012/13 harvest year due to: (i) a higher proportion of area being planted in the main productive wheat region of Argentina, and (ii) climatic conditions in line with historical averages in contrast to last year’s severe drought. Planting for the 2014/15 harvest season will begin in June 2014 favored by abundant rainfalls from January to April, which have filled the water table. Sunflower: The harvest of the 12,880 hectares of sunflower began in late December 2013. As of the end of April 2014, 83.8% of sunflower had been harvested yielding an average of 1.9 tons per hectare. While yields were in line with 2012/13 season, like most sunflower producers in Argentina, our yields were negatively affected by high temperatures and lack of rainfall experienced during December and January 2014. Rice: As of the end of April 2014, the rice harvest was almost completed, reaching 94.2% of total planted area. Harvested yields were 5.7 tons per hectare, in line with the previous harvest year but below our expectations. Supply of water in dams and rivers was sufficient to flood the rice fields throughout the crop’s cycle. However, during mid-February through April, higher than normal amount of cloudy and rainy days had a negative impact on yields at some of our farms given that the plant requires sunlight for photosynthesis and plant growth. We expect yields to improve in the upcoming harvest years as we continue with the transformation process and zero-leveling of our rice farms—precise leveling of the land based on GPS and Laser technology, resulting in reduced water irrigation requirements, and lower costs of labor and energy. Adecoagro adecoagro

1Q14

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data	metric	1Q14	1Q13	Chg %
Crushed Cane	tons	45,182	65,779	(31.3%)
Own Cane	tons	44,404	65,779	(32.5%)
Third Party Cane	tons	777	-	-
Sugar Produced	tons	-	2,012	(100%)
Ethanol Produced	M3	2,103	1,401	50.1%
Hydrous Ethanol	M3	2,103	1,186	77.4%
Anhydrous Ethanol	M3	-	215	(100%)
Exported Energy	MWh	15,257	2,159	606.7%
Expansion & Renewal Area	hectares	9,587	6,371	50.5%
Harvested Area	hectares	663	779	(14.8%)
Sugarcane Plantation	hectares	104,897	87,971	19.2%

In the Sugar, Ethanol & Energy business, the first three months of the year are commonly known as the inter-harvest season and are a period of warm weather and abundant rainfall. During this season, sugarcane plant growth is stimulated, which leads to less energy being stored by the plant in the form of sugar. As a result, mills suspend their crushing activities while equipment undergoes maintenance in preparation for the upcoming harvest year. During the first quarter, mills also focus on the renewal and expansion of their sugarcane plantations.

As of March 31, 2013, our sugarcane plantation consisted of 104,897 hectares, representing a 19.2% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 1Q14, we planted a total of 9,587 hectares of sugarcane, 50.5% more hectares than in 1Q13. Of this total area (i) 5,488 hectares were new areas planted to supply additional sugarcane to our cluster in Mato Grosso do Sul, which is expected to crush close to full capacity during the 2014/15 harvest season; and (ii) 4,099 hectares were planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation. The increase in planted area was accomplished as a result of favorable weather and higher planting efficiencies.

Commencement of industrial operations at the Angelica mill began on March 26 in order to capture highly attractive ethanol and energy spot prices. Angelica's boilers were turned-on on March 7 to burn the stockpile of bagasse left over from the previous harvest year to cogenerate electricity. The Angelica mill began its sugarcane crushing activities on March 26 exclusively to produce ethanol and accordingly continue with the production of energy.

Energy spot prices as of the beginning of February have been trading at 822 BRL/MWh driven by low water levels in the Brazilian hydroelectric reservoirs as a result of the summer drought. In March 2014, the reservoirs in the Southeast and Midwest of the country, which represent 70% of the country's water supply, were at 54% of their water storage capacity. These prices compare to 414 BRL/MWh and 215 BRL/MWh, recorded in January and February 2013, and to an annual average of 263 BRL/MWh in 2013. As a result, we produced a total of 15.3 thousand MWh in 1Q14, marking a 606.7% increase compared to 1Q13.

Ethanol production in 1Q14 increased by 50.1% with respect to 1Q13. This was primarily a result of higher ethanol spot prices which increased by 13% from January to March 2014 reaching on average 1,433 Reais per m3 net of taxes. The increase in ethanol prices was due to (i) a decrease in ethanol supply resulting from mills shutting down during the inter-harvest period; and (ii) more competitive hydrous pricing vs gasoline at the pumps, which led internal market demand for ethanol to increase by 18%, compared to the first quarter of 2013. The high ethanol prices reflects the successful execution of our commercial strategy to carry ethanol inventories into the inter-harvest season transferring sales and margins from 2013 to 2014.

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adecoagro
1Q14

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights			
$ thousands	1Q14	1Q13	Chg %
Gross Sales			
Farming	46,084	63,270	(27.2%)
Total Sales	**46,084**	**63,270**	**(27.2%)**
Adjusted EBITDA (1)			
Farming	35,888	18,762	91.3%
Land Transformation	-	-	-
Total Adjusted EBITDA (1)	**35,888**	**18,762**	**91.3%**
Adjusted EBIT (1)			
Farming	34,088	16,499	106.6%
Land Transformation	-	-	-
Total Adjusted EBIT (1)	**34,088**	**16,499**	**106.6%**

Adjusted EBIT for the Farming and Land Transformation businesses was $ 34.1 million in 1Q14, $17.5 million above 1Q13. This increase is primarily explained by increased operational and financial performance in our rice, crops and dairy segments. In the Rice segment, during 1Q14 we saw a larger harvested area and lower production costs driven by the implementation of zero-level productive technology and the depreciation of the Argentine peso. In our Crops segment, higher yields and lower production costs driven by the devaluation of the Argentine peso improved results by 45.8%, year-over-year. In our dairy segment we increased the size of our cow herd, and experienced a higher productivity per cow as result of operational efficiencies. These increases were offset by a $10.2 million loss (mainly unrealized) in the mark-to-market of our crop derivative hedge positions in 1Q14 contrasted to a $2.8 million gain in 1Q13. There were no results generated by our Land Transformation business in 1Q14 and 1Q13 because no farm sales were completed during these periods.

Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming business. We note that different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently similar types of costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 24 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle)\. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

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adecoagro

1Q14

Crops

Crops - Highlights				
	metric	**1Q14**	**1Q13**	**Chg %**
Gross Sales	*$ thousands*	22,181	27,743	(20.0%)
	thousand tons	94.8	97.5	(2.8%)
	$ per ton	234.1	284.0	(17.6%)
Adjusted EBITDA	*$ thousands*	21,050	14,698	43.2%
Adjusted EBIT	***$ thousands***	**20,604**	**14,134**	**45.8%**
Planted Area (1)	*hectares*	152,900	177,154	(13.7%)

(1) Does not include second crop planted area.

Adjusted EBIT in our Crops segment increased to $20.6 million in 1Q14 from $14.1 million in 1Q13. The 45.8% increase is primarily explained by (i) a $34.1 million gain in Changes in Fair Value of Biological Assets and Agricultural Produce, which reflects the margins recognized throughout the biological growth cycle and harvest of our crops related to the 2013/14 harvest year, contrasted to a $12.1 million gain during 1Q13 related to the 2012/13 harvest; and (ii) offset by $10.2 million loss (mainly unrealized) generated by our commodity hedge position as of March 31, 2014, compared to a $2.8 million gain booked in 1Q13.

Crops - Changes in Fair Value Breakdown

1Q14	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2013/14 Harvest Year									
Total planted Area Plan	*Hectares*	58,282	24,153	45,562	5,503	29,411	12,880	6,217	182,008
Planted area in initial growing stages	*Hectares*	-	951	-	-	-	-	-	951
Planted area with significant biological growth	*Hectares*	54,283	23,202	38,368	5,383	-	2,121	6,217	182,959
Changes in Fair Value in 1Q14 from planted area 2013/2014 with significant biological growth (i)	*$ thousands*	12,943	4,072	6,893	1,627	-	165	886	26,586
Area harvested in previous period	*Hectares*	-	-	-	-	27,284	2,059	-	29,343
Area harvested in current periods	*Hectares*	4,545	-	10,264	-	2,127	8,700	-	55,929
Changes in Fair Value in 1Q14 from harvested area 2013/14 (ii)	*$ thousands*	1,189	-	2,843	-	783	2,690	-	7,505
Total Changes in Fair Value in 1Q14 (i+ii)	*$ thousands*	14,132	4,072	9,736	1,627	783	2,854	886	34,090

The table above shows the gains or losses from crop production generated during 1Q14. A total of 182.5 thousand hectares were planted in the 2013/14 crop. As of March 31, 2014, 126.6 thousand hectares had attained significant biological growth generating Changes in Fair Value of $26.6 million, mainly related to soybean, corn and soybean second crop. A total of 25.6 thousand hectares of soybean, corn, wheat and sunflower were harvested during 1Q14, and generated Changes in Fair Value of $7.5 million. Total Changes in Fair Value reached $34.1 million, compared to $12.1 million in 1Q13. The 182.9% increase is primarily explained by higher yields and lower production cost driven by efficiency and the devaluation of the Argentine peso.

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adecoagro

1Q14

Crops - Gross Sales Breakdown									
	Amount ($ '000)			Volume			$ per unit		
Crop	1Q14	1Q13	Chg %	1Q14	1Q13	Chg %	1Q14	1Q13	Chg %
Soybean	2,185	6,228	(64.9%)	6,573	16,793	(60.9%)	332	371	(10.4%)
Corn [1]	11,957	8,121	47.2%	59,352	37,054	60.2%	201	219	(8.1%)
Wheat [2]	5,373	8,156	(34.1%)	22,801	33,371	(31.7%)	236	244	(3.6%)
Sunflower	2,000	4,133	(51.6%)	5,843	9,909	(41.0%)	342	417	(18.0%)
Cotton	333	658	(49.4%)	201	391	(48.5%)	1,654	1,683	(1.7%)
Others	250	447	(44.1%)	-	-	-	-	-	-
Total	**22,181**	**27,743**	**(20.0%)**	**94,770**	**97,518**	**(2.8%)**	**2,766**	**2,935**	**(5.8%)**

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

Sales in 1Q14 were 20.0% lower than those in 1Q13, primarily driven by (i) lower grain and oilseed commodity prices; and (ii) lower physical sales volumes of soybean, wheat, sunflower and cotton. Crop sales were partially offset by higher corn volumes throughout the quarter. Lower sales volumes are primarily explained by lower inventories left over from the previous crop and a slower harvest pace versus the previous harvest year as a result of the abundant rainfalls during April.

Rice

Rice - Highlights				
	metric	1Q14	1Q13	Chg %
Gross Sales	*$ thousands*	16,486	27,533	(40.1%)
	thousand tons [1]	56.9	55.4	2.7%
	$ per ton	290	497	(41.7%)
Adjusted EBITDA	*$ thousands*	12,932	4,567	183.2%
Adjusted EBIT	***$ thousands***	**12,076**	**3,273**	**269.0%**
Area under production [2]	*hectares*	36,604	35,249	3.8%
Rice Mills				
Total Rice Produced	*thousand tons* [1]	195.9	200.4	(2.3%)
Own rough rice transferred to mills [3]	*thousand tons* [1]	178.9	164.1	9.0%
Third party rough rice purchases	*thousand tons* [1]	3.4	7.5	(54.9%)
Sales of Processed Rice	*thousand tons* [1]	56.9	55.4	2.7%
Ending stock	*thousand tons* [1]	170.1	142.4	19.5%

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2013/14 and 2012/13 harvest years

(3) Rice transfered to the mil is lower than rice production on the farm because a portion of the production is stored to be used as seed

Adjusted EBIT of our rice segment totaled $12.1 million in 1Q14, $8.8 million or 269.0% higher than in 1Q13. The improvement in performance resulted mainly from (i) a 3.8% increase in planted area; (ii) a faster harvest pace: 34.2 thousand hectares or 94% of the crop has been harvested compared to 25.1 thousand hectares or 71% last year; and (iii) an increase in margins per hectare as a result of lower production costs explained by the devaluation of the Argentine peso, which diluted our peso denominated costs measured in dollar terms, and the implementation of zero-level technology over 22% of our rice fields.

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1Q14

The table below provides a breakdown into the margin recognized throughout the biological growth and the harvest of our rice.

Rice - Changes in Fair Value Breakdown		
1Q14	**metric**	**Total**
2013/14 harvest year		
Total Planted Area Plan	*Hectares*	**36,604**
Planted area in initial growing stages (a)	*Hectares*	
Planted area with significant biological growth (b)	*Hectares*	2,113
Area to be planted (c)	*Hectares*	
Changes in Fair Value 1Q14 from planted area 2013/14 with significant biological growth (i)	*$ thousands*	**0.18**
Area harvested in previous period (d)	*Hectares*	337
Area harvested in current period (d)	*Hectares*	34,154
Changes in Fair Value 1Q14 from harvested area in 2013/14 (ii)	*$ thousands*	**12,515**
Total Changes in Fair Value in 1Q14 (i+ii)	*$ thousands*	**12,515**

Total planted rice area reached 36,604 thousand hectares during the 2013/14 harvest, compared to 35,249 hectares in 2012/13. A total of 34,491 have been harvested as of March 30, 2014, and generated Changes in Fair Value of $12.5 million compared to $5.7 million in 1Q13. A total of 2.1 thousand hectares remain yet to be harvested in the second quarter.

We expect operational and financial performance to continue improving over the next 3 years as we complete the implementation of zero-level technology in most of our rice farms and stabilize the recently transformed areas of San Joaquin and Doña Marina.

Dairy

Dairy - Highlights				
	metric	**1Q14**	**1Q13**	**Chg %**
Gross Sales	*$ thousands* [(1)]	7,075	6,384	10.8%
	million liters	18.1	15.3	18.1%
	$ per liter	0.39	0.42	(7.1%)
Adjusted EBITDA	*$ thousands*	1,796	230	680.9%
Adjusted EBIT	*$ thousands*	**1,402**	**(44)**	-
Milking Cows	*Average Heads*	6,396	5,707	12.1%
Cow Productivity	*Liter/Cow/Day*	33.5	30.3	10.4%

(1) Includes $455.0 from sales of culled cows for 1Q14 and $448.1 for 1Q13

Milk production reached 18.1 million liters in 1Q14, 18.1% higher than 1Q13. This increase is attributable to a 12.1% increase in our dairy cow herd driven by the ramp up of the second free-stall dairy facility and enhanced by a 10.4% increase in cow productivity. Average productivity grew from 30.3 liters per cow per day to 33.5 liters in 1Q14. We expect productivity to continue increasing gradually to our target of 35 liters per cow per day as the operation stabilizes and cows adapt to the new productive system.

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1Q14

Operational performance during the quarter was offset by a 7.1% decrease in milk prices, which fell from $0.42 per liter in 1Q13 to $0.39 per liter in 1Q14. As a result, sales in 1Q14 reached $7.1 million, marking a 10.8% increase year-over-year. Production costs per liter of milk produced decreased by 16% driven by the increase in productivity and the devaluation of the Argentine peso and offset by higher costs resulting from a larger cow herd. As a result Adjusted EBIT in 1Q14 reached $1.4 million, marking a significant increase to 1Q13.

All Other Segments

All Other Segments - Highlights				
	metric	1Q14	1Q13	Chg %
Gross Sales	*$ thousands*	342	1,610	(78.8%)
Adjusted EBITDA	*$ thousands*	110	(758)	(114.5%)
Adjusted EBIT	*$ thousands*	6	(864)	(100.7%)

All Other Segments encompasses our cattle and coffee segments. Our cattle segment consists of over 63 thousand hectares of pasture land that because of its soil quality, is not suitable for crop production and as a result is leased to third parties for cattle grazing activities. Our coffee segment currently consists of leasing 728 hectares of coffee trees on our Rio de Janeiro farm in Western Bahia, Brazil, to a third party for a 8-year period.

Adjusted EBIT for All Other Segment grew $0.9 million in 1Q14 compared to 1Q13.

Land transformation business

There were no farm sales during 1Q14 and 1Q13. However, land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms and by acquiring farms with higher potential for transformation. This allows the company to monetize the capital gains generated by its transformed farms and allocate its capital to projects that generate better returns, and thereby enhancing the return on invested capital.

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1Q14

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights			
$ thousands	1Q14	1Q13	Chg %
Net Sales [1]	48,451	39,670	22.1%
Gross Profit Manufacturing Activities	18,490	16,609	11.3%
Adjusted EBITDA	**3,812**	**14,867**	**(74.4%)**
Adjusted EBITDA Margin	8.0%	37.5%	(78.7%)

As previously discussed, in the Sugar, Ethanol & Energy business, the first three months of the year are commonly known as the inter-harvest season. During these summer months, due to favorable climatic conditions, sugarcane growth is stimulated and mills suspend their harvesting and crushing activities in order to undergo maintenance of industrial equipment and agricultural machinery in preparation for the upcoming harvest year. Therefore, Adjusted EBITDA in the first quarter mainly reflects the sales of sugar and ethanol inventories, expenses incurred in sugarcane crop treatment, derivative hedge results, G&A expenses, among others.

As shown in the table above, net sales in 1Q14 reached $48.5 million, 22.1% above 1Q13. Despite lower sugar and ethanol prices in US dollar terms year-over-year (ethanol prices were 10% higher in Brazilian Reais), the growth in net sales was driven by (i) our ethanol carry strategy during 2013 which resulted in higher inventory volumes for sale in 1Q14, and (ii) our ability to turn-on the boiler at the Angelica mill on March 7 to cogenerate electricity by burning the stockpile of bagasse leftover from the previous harvest in order to capture the highly attractive energy prices as a result of the low water levels in Brazilian hydroelectric reservoirs.

Gross Profit from Manufacturing Activities increased 11.3%, from $16.6 million in 1Q13 to $18.5 million in 1Q14, driven by the increase in net sales and offset by higher production costs.

Despite the growth in net sales and gross profit, Adjusted EBITDA decreased to $3.8 million in 1Q14, from $14.9 million in 1Q13. Adjusted EBITDA was negatively affected by: (i) a $1.4 million loss resulting from the mark-to-market of our sugar derivative hedge position, contrasted by a $9.6 million gain in 1Q13; and (ii) an increase in sugarcane crop treatment expenses, which consists of applying agrochemicals (pesticides and fertilzers) to the sugarcane plant in order maintain the crops productivity and health. As a result of the increase in our plantation, maintenance costs increased by 11.2%, from $6.7 million in 1Q13 to $7.5 million in 1Q14 (see Changes in Fair Value of Agricultural Produce).

The table below reflects the breakdown of net sales for our Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown [1]	$ thousands			Units			($/unit)		
	1Q14	1Q13	Chg %	1Q14	1Q13	Chg %	1Q14	1Q13	Chg %
Sugar (tons)	12,935	9,909	30.5%	34,246	23,296	47.0%	378	425	(11.2%)
Ethanol (cubic meters)	32,445	29,507	10.0%	57,968	46,831	23.8%	560	630	(11.2%)
Energy (Mwh)	3,071	255	1,105.7%	15,257	2,159	606.7%	201	120	68.1%
TOTAL	**48,451**	**39,670**	**22.1%**						

1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

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1Q14

Sugar and ethanol sales volumes increased by 47.0% and 23.8% respectively, driven by our ethanol carry strategy, which started in August 2013, and higher sugar inventories driven by production growth. Despite, lower prices in 1Q14 compared to 1Q13 in US dollar terms, prices in 1Q14 were significantly higher than prices during the second semester of 2013, resulting in gains from our carry strategy. The higher volumes resulted in a 30.5% and 10.0% growth in sugar and ethanol net sales, respectively.

In the case of energy, our decision to start burning last year's excess stockpile of bagasse at the Angelica mill as of March 7, allowed us to increase energy sales volumes (MWh) by 617.3% and to take advantage of spot prices that reached historic highs of up to 822 BRL/MWh. Our average price increased by 68.1% year-over-year. As a result, energy net sales were boosted from $0.3 to $2.8 million. Modern and efficient high pressure steam boilers at our three mills coupled with the fact that 25% of our energy is still unhedged and subject to current high spot prices, is expected to provide Adecoagro with high margins and profitability during the year.

Sugar, Ethanol & Energy - Industrial indicators				
	metric	1Q14	1Q13	Chg %
Milling Cluster	thousand tons	42,263	65,779	(35.7%)
Milling UMA	thousand tons	-	-	-
Milling Total	**thousand tons**	**42,263**	**65,779**	**(35.7%)**
Own sugarcane	%	95.2%	100.0%	(4.8%)
Sugar mix in production	%	0.0%	38.6%	(100.0%)
Ethanol mix in production	%	100%	61.4%	62.8%
Exported energy per ton crushed	KWh/ton	361.0	32.8	1000%

Milling operations at the Angelica mill began on March 26, earlier than usual. The early start was aimed at maximizing ethanol and energy production in order to capture attractive prices at the end of the inter-harvest season. Rainfalls during the last days of March interrupted our sugarcane harvesting. Accordingly the amount of sugarcane crushed was lower than the same quarter of last year.

Sugar, Ethanol & Energy - Changes in Fair Value						
		1Q14			1Q13	
Biological Asset						
	$	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(+) Sugarcane plantations at end of period	244,966	104,897	2,335	223,784	87,971	2,544
(-) Sugarcane plantations at begining of period	(213,776)	99,409	2,150	(195,869)	85,531	2,290
(-) Planting investment	(25,130)	9,587	2,621	(24,836)	6,371	3,898
(+) Increase due to purchases	(526)			-		
(-) Exchange difference	(8,912)			(2,587)		
Changes in Fair Value of Biological Assets	**(3,378)**			**492**		
Agricultural produce						
	$	Tons	$/ton	$	Tons	$/ton
(+) Harvested own sugarcane tranfered to mill	3,757	42,263	89	4,522	65,779	69
(-) Cost incurred in maintenance	(7,469)			(6,717)		
(-) Harvest costs	(2,225)			(3,995)		
Changes in Fair Value of Agricultural Produce	**(5,936)**			**(6,190)**		
Total Changes in Fair Value	**(9,314)**			**(5,698)**		

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1Q14

Changes in Fair Value of Agricultural Produce (realized) in 1Q14 was negative $5.9 million, remaining essentially unchanged from 1Q13. The decrease was mainly a result of the seasonality brought about by the first quarter, when sugarcane milling is minimal and not sufficient to cover sugarcane maintenance costs (mainly fertilizers and chemicals).

Changes in Fair Value of Biological Assets (unrealized) in 1Q14 was negative $3.4 million compared to $0.5 million in 1Q13. The loss in 1Q14 is explained by two main factors: (i) although the fair value of our sugarcane plantation increased from $2,150 per hectare at the beginning of 1Q14 to $2,335 per hectare at the end of 1Q14, reflecting the growth of the sugarcane during the inter-harvest period, it was below the $2,544 per hectare value obtained in 1Q13 as a result of lower sugar prices included in the discounted cash flow model utilized to estimate fair value per hectare; and (ii) the depreciation of the Brazilian Reais during the period generated an $8.9 million loss in 1Q14 compared to $2.6 in 1Q13.

Total Changes in Fair Value of Biological Assets and Agricultural Produce reached $(9.3) million compared to $(5.7) million in 1Q13.

Corporate Expenses

Corporate Expenses			
$ thousands	**1Q14**	**1Q13**	**Chg %**
Corporate Expenses	(4,968)	(4,616)	7.6%

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, certain professional fees, travel expenses, and office lease expenses, among others.

The table above shows that corporate expenses for 1Q14 were $ 5.0 million, 7.6% higher than 1Q13. The increase is explained by a smaller discount applied to annual variable compensation target in 1Q14, related to the 2013 fiscal year performance, as a result of improved operational and financial performance compared to the 2012 fiscal year.

Other Operating Income

Other Operating Income			
	1Q14	**1Q13**	**Chg %**
(Loss) / Gain from commodity derivative financial instruments	(11,600)	12,447	-
(Loss) from forward contracts	(2,327)	(228)	920.6%
Gain from disposal of other property items	351	368	(4.6%)
Other	6	530	(98.8%)
Total	**(13,570)**	**13,117**	**-**

Other Operating Income for 1Q14 was negative $13.6 million, $26.7 million below 1Q13. This loss is primarily explained by (i) an $11.6 million los loss resulting from the mark-to-market of our commodity hedge positions,

14

15 1Q14 mainly in soybean, corn and sugar, compared to a $12.4 million gain generated in 1Q13 mainly from the sugar hedge position and (ii) a $2.3 million loss from the mark-to-market of forward sales contracts, compared to a $0.2 million loss in 1Q13 (please see —Commodity Hedging? chart on page 16 of this release). Financial Results Financial Results1Q141Q13Chg %Interest Expenses, net(11,216) (6,815) (64.6%)Cash Flow Hedge—Transfer from Equity(245) — FX (Losses), net(3,702) (4,233) 12.5%Gain from derivative financial Instruments592 1,985 (70.2%)Taxes(743) (650) 14.3%Other Expenses, net(859) (825) 4.1%Total Financial Results(16,173) (10,538) 53.5% Our net financial results in 1Q14 show a loss of $16.2 million, compared to a loss of $10.5 million in 1Q13. The higher loss is primarily explained by: (i) a $4.4 million increase in Net Interest Expenses in 1Q14 compared to 1Q13. This is the result of a $0.3 million lower interest income driven by less cash being invested in interest-bearing fixed term deposits, (b) $3.6 million of interest expense related to growth projects, which was capitalized in 1Q13 but expensed in 1Q14; (c) a $0.5 million increase in interest expense generated by the increase in outstanding debt. (ii) a $1.3 million lower non-cash gain ($0.6 million in 1 Q14 vs $1.9 million in 1Q13) resulting from the market to market of our currency derivatives used to hedge the future US dollar inflows generated by our forward sugar sales. (iii) and offset by a $0.5 million lower non-cash loss ($3.7 million vs $4.2 million in 1Q13) resulting from the depreciation of the Argentine peso which negatively affected the monetary assets and liabilities of our Argentine subsidiaries. During 1Q14 the Argentine peso depreciated from 6.52 ARS/USD to 8.00 ARS/USD, compared to a 4.1% depreciation in 1Q13. This impact was partially offset by a 3.8% appreciation of the Brazilian Reais during 1Q14, from 2.36 BRL/USD to 2.27 BRL/USD. Adecoagro adecoagro

1Q14

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flow.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including both past sales invoiced/delivered and fixed-price forward and futures contracts).

Total Volume and Average Prices				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale price FAS $/ton**	**Local Sale price FOB cts/bushel (1)**
2013/14 Harvest Year				
Soybean	Argentina	148.7	285	1,236
	Uruguay	10.0	466	1,318
	Brazil	13.9	410	1,361
Corn	Argentina	133.7	205	671
	Uruguay	0.9	222	610
Wheat	Argentina	48.3	288	1,040
	Uruguay	8.7	290	838
2014/15 Harvest Year				
Soybean	Argentina	79.3	273	1,188
Corn	Argentina	86.8	147	487
Sugar, Ethanol & Energy	**Country**	**Volume (thousands)**	**Local Sale price FCA $/unit**	**Local Sale price FOB cts/lb (1)**
2013/14 Harvest Year				
VHP Sugar	Brazil	273	440	19.72
Ethanol (2)	Brazil	248	411	-
Energy (MWh) (3)	Brazil	352	80	-
2014/15 Harvest Year				
VHP Sugar	Brazil	152	409	18.35
Ethanol (2)	Brazil	-	-	-
Energy (MWh) (3)	Brazil	350	107	-

1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).

2) Ethanol prices are net of PIS/COFINS, ICMS and INSS

3) Considers exchange rate of 2.26 R$/US$

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1Q14

The table below summarizes the results generated by Adecoagro's derivative positions in 1Q14 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts which were closed in 1Q14 or in previous quarters. Unrealized gains and losses correspond to results generated by derivative positions which were still open at the end of the period, and therefore, may generate additional gains or losses in future periods.

Gain/Loss from derivative instruments

Farming	Open hedge positions (1) (thousand tons)	1Q14 Gains/(Losses) (thousands $)			Gains/(Losses) Booked in 2013 (thousands $)	Harvest Year Gains/Losses (thousands $)
		Unrealized	Realized	Total 1Q14		
2013/14 Harvest Year						
Soybean	90.7	(3,579)	(441)	(4,020)	(5)	(4,025)
Corn	82.36	(2,038)	(1,279)	(3,317)	8,174	4,857
Wheat	-	-	(1)	(1)	(247)	(248)
2013/14 Total		**(5,617)**	**(1,721)**	**(7,338)**	**7,922**	**584**
2014/15 Harvest Year						
Soybean	74.3	(1,750)	(138)	(1,888)	132	(1,756)
Corn	86.8	(1,481)	521	(960)	38	(922)
2014/15 Total	161	**(3,231)**	**384**	**(2,848)**	**170**	**(2,678)**
Subtotal Farming (i)		**(8,848)**	**(1,337)**	**(10,185)**	**340**	**(9,845)**
Sugar, Ethanol & Energy	**Open hedge positions (1) (thousand tons)**	**1Q14 Gains/(Losses) (thousands $)**			**Gains/(Losses) Booked in 2013 (thousands $)**	**Harvest Year Gains/Losses (thousands $)**
		Unrealized	**Realized**	**Total 1Q14**		
2013/14 Harvest Year						
Sugar (2)	-	-	-	-	10,661	10,661
Ethanol	-	-	-	-	37	37
2013/14 Total	-	-	-	-	**10,698**	**10,698**
2014/15 Harvest Year						
Sugar (2)	151.6	(1,372)	(60)	(1,432)	2,150	718
Ethanol	0.15	4	13	17	-	17
2014/15 Total	-	**(1,368)**	**(47)**	**(1,415)**	**2,150**	**735**
Subtotal Sugar, Ethanol and Energy (ii)		**(1,368)**	**(47)**	**(1,415)**	**12,848**	**11,433**
Total (i+ii)		**(10,216)**	**(1,384)**	**(11,600)**		**1,588**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA).

(1) Tons hedged by options contacts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).

(2) Sugar futures contracts are traded on the Intercontinental Exchange (ICE).

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1Q14

Indebtedness

Net Debt Breakdown			
$ thousands	1Q14	4Q13	Chg %
Farming	**141,358**	**121,269**	**16.6%**
Short term Debt	76,528	61,942	23.5%
Long term Debt	64,829	59,327	9.3%
Sugar, Ethanol & Energy	**648,740**	**538,862**	**20.4%**
Short term Debt	83,680	86,025	(2.7%)
Long term Debt	565,060	452,837	24.8%
Total Short term Debt	**160,208**	**147,967**	**8.3%**
Total Long term Debt	**629,889**	**512,164**	**23.0%**
Gross Debt	**790,097**	**660,131**	**19.7%**
Cash & Equivalents	247,431	232,147	6.6%
Net Debt	**542,666**	**427,984**	**26.8%**

Adecoagro's gross indebtedness as of 1Q14 was $ 790.1 million, 19.7% higher than the previous quarter.

As of March 31, 2014 debt related to our farming business increased by $20.1 million marking a 16.6% increase quarter-over-quarter. Debt related to our Sugar & Ethanol business also increased reaching $648.7 million, resulting in a 20.4% increase to 4Q13. It must be noted that on a consolidated basis our debt maturity profile has improved as we shifted a portion of our short term debt to long term debt.

In the Farming business, short term debt increased 23.5% since December 31, 2013. From a seasonality point of view, the first quarter is the one that requires the highest working capital investment, since all of our crops are planted and most costs incurred, but only a small amount of the crops are harvested and sold. As we continue harvesting throughout the second and third quarter we expect to reduce working capital invested and debt.

In the Sugar, Ethanol and Energy business, long term debt increased by 24.8%. On March 25, 2014, we entered into a syndicated loan with ING bank in an amount equal to USD $100.0 million, with a 4-year tenor and bearing an interest rate of 3-month LIBOR + 4.20%. The loan will be used to finance the construction of the second phase of the Ivinhema mill, which will expand milling capacity to 5.0 million tons per year by 2015.

As of 1Q14 Adecoagro's cash balance stands at $ 247.4 million, 6.6% above 4Q13. As a result of the increase in outstanding debt and cash, net debt as of March 31, 2014, was $ 542.7 million, $114.7 million above 4Q13.


20%
80%
Short term
Long Term


4%
50%
46%
Brazilian Reals
US Dollars
Argentine Pesos

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1Q14

Capital Expenditures & Investments

Capital Expenditures & Investments			
$ thousands	1Q14	1Q13	Chg %
Farming & Land Transformation	**1,965**	**2,320**	**(15.3%)**
Land Acquisitions	-	-	-
Land Transformation	276	440	(37.2%)
Rice Mill	423	407	4.1%
Dairy Free Stall Unit	625	1,204	(48.1%)
Others	640	269	137.9%
Sugar, Ethanol & Energy	**135,792**	**86,051**	**57.8%**
Sugar & Ethanol Mills	110,662	61,215	80.8%
Sugarcane Planting	25,130	24,836	1.2%
Total	**137,756**	**88,371**	**55.9%**

Adecoagro's capital expenditures during 1Q14 totaled $137.8 million, 55.9% higher than 1Q13. The majority of our capex was destined to the construction of the second phase of the Ivinhema mill and the consolidation of our sugarcane cluster in Mato Grosso do Sul. The consolidation of the cluster will allow our mills to enhance operational efficiencies and economies of scale, improving operating margins and accelerating free cash flow generation. A total of $ 110.7 million was invested in the acquisition and assembly of mill equipment and $25.1 million was invested in expanding and renewing our sugarcane plantations.

In the Farming and Land Transformation businesses, total Capital Expenditure during 1Q14 reached $2.0 million, 15.3% lower than in 1Q13. This capex was mainly deployed in the transformation of rice farms, maintenance of our rice mills and our free stall dairy facility and for the construction of a sunflower processing facility.

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**1Q14**	**1Q13**	**% Chg**	**1Q14**	**1Q13**	**% Chg**
Soybean	*tons*	100,887	17,514	476.0%	3,879	5,494	(29.4%)
Corn (1)	*tons*	12,856	40,143	(68.0%)	1,932	8,211	(76.5%)
Wheat (2)	*tons*	25,840	20,355	26.9%	5,099	4,033	26.4%
Sunflower	*tons*	13,105	9,474	38.3%	5,065	4,014	26.2%
Cotton lint	*tons*	-	57	(100.0%)	-	106	(100.0%)
Rough Rice (3)	*tons*	170,120	142,372	19.5%	39,706	34,885	13.8%
Sugar	*tons*	17,599	9,677	81.9%	4,188	1,986	110.9%
Ethanol	*m3*	17,645	6,508	171.1%	9,931	3,419	190.4%

(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in rough rice equivalent

19

20 1Q14 Variations in inventory levels between 1Q14 and 1Q13 are attributable to (i) changes in production volumes resulting from changes in planted area, in production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or sales for each product. Forward-looking Statements This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as —anticipate,? —forecast?, —believe,? —continue,? —estimate,? —expect,? —intend,? —is/are likely to,? —may,? —plan,? —should,? —would,? or other similar expressions. The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. Adecoagro

21 1Q14 Appendix Market Overview 9095100105110115120Soft Commodity Prices(31-12-2013=100)SOYBEANCORNWHEATCOTTONSUGAR Source: Thomson Reuters Corn: The average price for active corn future contracts on the Chicago Board of Trade (CBOT) stood at $4.52 per bushel in 1Q14, representing a 5.14% increase to the average price of 4Q13 future contracts and a 37% decrease compared to the average price of 1Q13. Based on the National Agricultural Statistics Service (NASS) report published on March 31, 2014, corn stocks on March 1, 2014 totaled 7.01 billion bushels, marking a 30% increase from March 1, 2013. Of the total stocks, 3.86 billion bushels were being stored on farms, representing a 45% increase to the previous year, and the remaining 3.15 billion bushels are off-farm stocks, up 15% from a year ago. Based on the USDA report published on April 9, 2014, US ending stocks for 2013/14 are projected at 1.331 billion bushels, down 8% from March and up 62% from last year. Strong export sales were recorded throughout the month of April. As of April 25, 2014, total estimated exports stood at 44.45 MMT out of which 23 MMT were shipped exports and 41.3 MMT were committed sales (52% and 92% of total estimated exports). According to USDA estimates as of April 9, 2014, Brazil is expected to harvest 72 MMT and Argentina 24 MMT, 12% and 11% below previous harvest year, respectively. According to the NASS report published on March 31, 2014, planted area for all purposes in 2014 is estimated at 91.7 million acres, down 4% from last year. If realized, this will represent the lowest planted acreage in the United States since 2010; however, this will represent the fifth largest corn acreage in the United States since 1944. Adecoagro

22 1Q14 Soybean: The average price of the nearby soybeans future contract on the Chicago Board of Trade (CBOT) was $13.56 per bushel in 1Q14, representing a 4% increase compared to the average price of 4Q13 futures contract and a 6% decrease compared to the average price of 1Q13. Based on the NASS report published on March 31, 2014, Soybeans stored in all positions on March 1, 2014 totaled 992 million bushels, down 1% from March 1, 2013. Soybean stocks stored on farms are estimated at 382 million bushels, down 16% from a year ago. Off-farm stocks, at 610 million bushels, are up 13% from last March. Based on the USDA report published on April 9, 2014, US ending stocks for 2013/14 are projected at 135 million bushels, down 7% from March and down 4% from last year. Strong export sales. As of the date of this report, total estimated exports stand at 43 MMT out of which40.5 MMT are shipped exports 44.6 MMT are committed sales (94% and 104% of total estimated exports). According to USDA estimates as of April 9, 2014, Brazil is expected to harvest 87.5 MMT and Argentina 54 MMT, 7% and 10% above previous harvest year, respectively. According to NASS published on March 31, 2014, planted area for 2014 is estimated at a record high 81.5 million acres, up 6% from last year. Compared with last year, planted acreage intentions are up or unchanged across all US states with the exception of Missouri and Oklahoma. Wheat: The average price of the nearby Wheat future contract on the Chicago Board of Trade (CBOT) was $6.55 per bushel in 1Q14, representing a 6% decrease compared to the average price of 4Q14 futures contract and a 17% decrease compared to the average price of 1Q13. Based on the NASS report published on March 31, 2014, all Wheat stored in all positions on March 1, 2014 totaled 1.06 billion bushels, down 15% from a year ago. On-farm stocks are estimated at 238 million bushels, up slightly from last March. Off-farm stocks, at 818 million bushels, are down 18% from a year ago. Based on the USDA report published on April 9, 2014, US ending stocks for 2013/14 are projected at 583 million bushels, up 4.5% from March and down 19% from last year. Global wheat ending stocks for 2013/14 were projected by USDA at 186.68 MMT, 6% above last year. According to NASS report published on March 31, 2014, planted area for 2014 is estimated at 55.8 million acres, down 1% from 2013. Cotton: The average price of the nearby Cotton future contract on the ICE was $0.88 per pound in 1Q14, representing (i) a 9% increase compared to the average price of 4Q13 futures contract and (ii) a 7% increase compared to the average price of 1Q13. Based on the USDA report published on April 9, 2014, US production for 2013/14 is projected at 12.9 million bales, down 320.000 bales from March and down 4.4 million bales from 2012/13. Global ending stocks are projected at 96.92 million bales, up 7.3 million bales from 2012/13. According to NASS, planted area for 2014 is expected to total 11.1 million acres, 7% above last year. Adecoagro

23 1Q14 Sugar and Ethanol: According to UNICA the 2013/14’s harvest was completed and Brazil crushed 12.02% more sugarcane YoY (596.6 million tons in 2013/14 vs. 532.607 million tons in 2012/13). While Brazil achieved a record sugarcane crop, total production was partially offset by a 1.69% decrease in TRS content which stood at 133.37 kg/ton in 2013/14 compared to 131.15 kg/ton in 2012/13. The decrease in TRS resulted in only 34,293 million tons of VHP sugar to be produced in the 2013/14 harvest year marking merely a 0.5% increase to the previous year. The additional 64 million tons of cane crushed was mostly diverted to produce ethanol resulting in 25.5 million m³ in 2013/14 against 21.35 million m³ of 2012/13. During the first quarter of 2014, ICE futures contracts increased by 8%, while the Brazilian local sugar market remained moderately flat (increasing only 1.3% according to ESALQ-CEPEA). On the other hand, local ethanol prices were 11% higher than December 2013 settlements measured in Brazilian Reais. This can be explained by more competitive hydrous ethanol pricing vs gasoline at the pumps, which led the internal market demand for ethanol to increase 18%, compared to the first quarter of 2013. The 2014/15 Brazilian crop is currently estimated at a range of 570 to 580 million tons of sugarcane crushed for the Center-South region, a 5% decrease compared to the initial projections of 605/610 million tons. The TRS and sugar mix are expect to stay at the same levels as 2013/14, which would result in an ethanol production of 24.3 million m³ and a sugar production of 32.6 million tons. In addition, the forecasts of El Niño weather effects could impact the sugarcane production during the second half of the year and positively impact sugar prices. Adecoagro

24 1Q14 Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss) We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets. We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets. We believe that Adjusted EBITDA and Adjusted EBIT are for Adeocoagro and each operating segment, respectively, are important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS Adecoagro adecoagro
1Q14

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q14									
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	84	15,340	-	342	15,766	53,045	-	-	68,811
Cost of manufactured products sold and services rendered	-	(11,767)	-	(18)	(11,785)	(34,555)	-	-	(46,340)
Gross Profit from Manufacturing Activities	**84**	**3,573**	-	**324**	**3,981**	**18,490**	-	-	**22,471**
Sales of agricultural produce and biological assets	22,097	1,146	7,075	-	30,318	-	-	-	30,318
Cost of agricultural produce and biological assets	(22,097)	(1,146)	(7,075)	-	(30,318)	-	-	-	(30,318)
Initial recog. and changes in FV of BA and agricultural produce	34,089	12,515	1,932	(278)	48,258	(9,313)	-	-	38,945
Gain from changes in NRV of agricultural produce after harvest	861	-	-	-	861	-	-	-	861
Gross Profit from Agricultural Activities	**34,950**	**12,515**	**1,932**	**(278)**	**49,119**	**(9,313)**	-	-	**39,806**
Gross Margin Before Operating Expenses	**35,034**	**16,088**	**1,932**	**46**	**53,100**	**9,177**	-	-	**62,277**
General and administrative expenses	(980)	(812)	(394)	(35)	(2,221)	(3,710)	-	(4,849)	(10,780)
Selling expenses	(722)	(3,383)	(155)	(4)	(4,264)	(7,155)	-	(217)	(11,636)
Other operating income, net	(12,503)	183	19	(1)	(12,302)	(1,366)	-	98	(13,570)
Share of gain/(loss) of joint ventures	(225)	-	-	-	(225)	-	-	-	(225)
Profit from Operations Before Financing and Taxation	**20,604**	**12,076**	**1,402**	**6**	**34,088**	**(3,054)**	-	**(4,968)**	**26,066**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	-	-	3,379	-	-	3,379
Adjusted EBIT	**20,604**	**12,076**	**1,402**	**6**	**34,088**	**325**	-	**(4,968)**	**29,445**
(-) Depreciation and Amortization	446	856	394	104	1,800	3,487	-	-	5,287
Adjusted EBITDA	**21,050**	**12,932**	**1,796**	**110**	**35,888**	**3,812**	-	**(4,968)**	**34,732**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**34,732**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(3,379)
(+) Depreciation PPE									(5,287)
(+) Financial result, net									(16,173)
(+) Income Tax (Charge)/Benefit									(7,297)
Profit/(Loss) for the Period									**2,596**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q13									
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	185	26,507	-	896	27,588	42,443	-	-	70,031
Cost of manufactured products sold and services rendered	-	(23,821)	-	(25)	(23,846)	(25,834)	-	-	(49,680)
Gross Profit from Manufacturing Activities	**185**	**2,686**	-	**871**	**3,742**	**16,609**	-	-	**20,351**
Sales of agricultural produce and biological assets	27,558	1,026	6,384	714	35,682	-	-	-	35,682
Cost of agricultural produce and biological assets	(27,558)	(1,026)	(6,384)	(714)	(35,682)	-	-	-	(35,682)
Initial recog. and changes in FV of BA and agricultural produce	12,051	5,717	958	(10,992)	7,734	(5,698)	-	-	2,036
Gain from changes in NRV of agricultural produce after harvest	1,380	-	-	19	1,399	-	-	-	1,399
Gross Profit from Agricultural Activities	**13,431**	**5,717**	**958**	**(10,973)**	**9,133**	**(5,698)**	-	-	**3,435**
Margin Before Operating Expenses	**13,616**	**8,403**	**958**	**(10,102)**	**12,875**	**10,911**	-	-	**23,786**
General and administrative expenses	(986)	(1,209)	(275)	(281)	(2,751)	(4,046)	-	(4,541)	(11,338)
Selling expenses	(1,092)	(4,099)	(82)	(55)	(5,328)	(5,097)	-	(18)	(10,443)
Other operating income, net	2,596	178	42	188	3,004	10,170	-	(57)	13,117
Share of gain/(loss) of joint ventures	-	-	(702)	-	(702)	-	-	-	(702)
Profit from Operations Before Financing and Taxation	**14,134**	**3,273**	**(59)**	**(10,250)**	**7,098**	**11,938**	-	**(4,616)**	**14,420**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	15	9,386	9,401	(492)	-	-	8,909
Adjusted EBIT	**14,134**	**3,273**	**(44)**	**(864)**	**16,499**	**11,446**	-	**(4,616)**	**23,329**
(-) Depreciation and Amortization	564	1,294	274	131	2,263	3,421	-	-	5,684
Adjusted EBITDA	**14,698**	**4,567**	**230**	**(733)**	**18,762**	**14,867**	-	**(4,616)**	**29,013**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**29,013**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(8,909)
(+) Depreciation PPE									(5,684)
(+) Financial result, net									(10,538)
(+) Income Tax (Charge)/Benefit									(1,372)
Profit/(Loss) for the Period									**2,510**

25

adecoagro

1Q14

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income			
$ thousands	**1Q14**	**1Q13**	**Chg %**
Sales of manufactured products and services rendered	68,811	70,031	(1.7%)
Cost of manufactured products sold and services rendered	(46,340)	(49,680)	(6.7%)
Gross Profit from Manufacturing Activities	**22,471**	**20,351**	**10.4%**
Sales of agricultural produce and biological assets	30,318	35,682	(15.0%)
Cost of agricultural produce sold and direct agricultural selling expenses	(30,318)	(35,682)	(15.0%)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,945	2,036	1,812.8%
Changes in net realizable value of agricultural produce after harvest	861	1,399	(38.5%)
Gross Profit/(Loss) from Agricultural Activities	**39,806**	**3,435**	1,058.8%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**62,277**	**23,786**	161.8%
General and administrative expenses	(10,780)	(11,338)	(4.9%)
Selling expenses	(11,636)	(10,443)	11.4%
Other operating income, net	(13,570)	13,117	(203.5%)
Share of loss of joint ventures	(225)	-	-
Profit from Operations Before Financing and Taxation	**26,066**	**15,122**	72.4%
Finance income	2,165	3,848	(43.7%)
Finance costs	(18,338)	(14,386)	27.5%
Financial results, net	(16,173)	(10,538)	53.5%
Loss Before Income Tax	**9,893**	**4,584**	115.8%
Income tax expenses	(7,297)	(1,372)	431.9%
Profit for the Period from Continuing Operations	**2,596**	**3,212**	(19.2%)
Profit/(Loss) for the Period from discontinued operations	-	**(702)**	-
Profit for the Period	**2,596**	**2,510**	3.4%

26

adecoagro
1Q14

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows			
$ thousands	**1Q14**	**1Q13**	**Chg %**
Cash flows from operating activities:			
Profit for the period	2,596	2,510	3.4%
Adjustments for:			
Income tax benefit	7,297	1,372	431.9%
Depreciation	5,186	5,600	(7.4%)
Amortization	101	84	20.2%
Gain from of disposal of other property items	(351)	(368)	(4.6%)
Equity settled share-based compensation granted	798	1,015	(21.4%)
Loss/(Gain) from derivative financial instruments and forwards	13,335	(14,204)	(193.9%)
Interest and other expense, net	12,075	7,640	58.0%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(28,787)	(2,005)	1,335.8%
Changes in net realizable value of agricultural produce after harvest (unrealized)	191	(415)	(146.0%)
Provision and allowances	2,094	378	454.0%
Share of loss from joint venture	225	-	-
Foreign exchange gains, net	3,702	4,233	(12.5%)
Cash flow hedge – transfer from equity	245	-	-
Discontinued operations	-	702	-
Subtotal	**18,707**	**6,542**	**186.0%**
Changes in operating assets and liabilities:			
Decrease in trade and other receivables	6,946	1,716	304.8%
(Increase) in inventories	(3,643)	(2,425)	50.2%
Decrease in biological assets	18,329	25,311	(27.6%)
Decrease in other assets	17	24	(29.2%)
(Increase) in derivative financial instruments	(2,980)	(2,411)	23.6%
Increase/(Decrease) in trade and other payables	4,438	(12,480)	(135.6%)
(Decrease)/Increase in payroll and social security liabilities	(1,095)	157	(797.5%)
Increase/(Decrease) in provisions for other liabilities	281	(9)	(3,222.2%)
Net cash generated in operating activities before interest and taxes paid	**41,000**	**16,425**	**149.6%**
Income tax paid	(85)	-	-
Net cash generated from operating activities	**40,915**	**16,425**	**149.1%**
Cash flows from investing activities:			
Continuing operations:			
Purchases of property, plant and equipment	(87,963)	(47,232)	86.2%
Purchases of intangible assets	(238)	(39)	510.3%
Purchase of cattle and non current biological assetsplanting cost	(25,130)	(25,096)	0.1%
Interest received	1,477	1,761	(16.1%)
Investments in joint ventures	(1,372)	-	-
Proceeds from sale of farmland and other assets	-	3,018	-
Proceeds from sale of property, plant and equipment	268	1,220	(78.0%)
Proceeds from disposal of subsidiaries	-	6,717	-
Net cash used in investing activities	**(112,958)**	**(59,651)**	**89.4%**
Cash flows from financing activities:			
Proceeds from equity settled share-based compensation exercised	459	-	-
Proceeds from long-term borrowings	120,770	49,989	141.6%
Payments of long-term borrowings	(30,192)	(13,787)	119.0%
Net increase in short-term borrowings	7,717	3,340	131.0%
Interest paid	(10,201)	(5,091)	100.4%
Purchase of own shares	(12,992)	-	
Net cash generated from financing activities	**75,561**	**34,451**	**119.3%**
Net increase/(decrease) in cash and cash equivalents	**3,518**	**(8,775)**	**(140.1%)**
Cash and cash equivalents at beginning of period	232,147	218,809	6.1%
Effect of exchange rate changes on cash and cash equivalents	11,764	403	2,819.1%
Cash and cash equivalents at end of period	**247,431**	**210,437**	**17.6%**

27

adecoagro
1Q14

Condensed Consolidated Interim Balance Sheet

Statement of Financial Position			
$ thousands	March 31, 2014	December 31, 2013	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment	856,004	790,520	8.3%
Investment property	8,269	10,147	(18.5%)
Intangible assets	25,011	27,341	(8.5%)
Biological assets	254,781	225,203	13.1%
Investments in joint ventures	3,713	3,179	16.8%
Deferred income tax assets	50,079	48,368	3.5%
Trade and other receivables	55,021	53,252	3.3%
Other assets	690	707	(2.4%)
Total Non-Current Assets	**1,253,568**	**1,158,717**	**8.2%**
Current Assets			
Biological assets	69,939	66,941	4.5%
Inventories	107,364	108,389	(0.9%)
Trade and other receivables	136,589	141,180	(3.3%)
Derivative financial instruments	1,142	4,102	(72.2%)
Cash and cash equivalents	247,431	232,147	6.6%
Total Current Assets	**562,465**	**552,759**	**1.8%**
TOTAL ASSETS	**1,816,033**	**1,711,476**	**6.1%**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	-
Share premium	929,166	939,072	(1.1%)
Cumulative translation adjustment	(325,585)	(311,807)	4.4%
Equity-settled compensation	17,942	17,352	3.4%
Cash flow hedge	(20,159)	(15,782)	27.7%
Other reserves	(159)	(161)	(1.2%)
Treasury shares	(3,379)	(961)	251.6%
Retained earnings	45,639	43,018	6.1%
Equity attributable to equity holders of the parent	**827,038**	**854,304**	**(3.2%)**
Non controlling interest	39	45	(13.3%)
TOTAL SHAREHOLDERS EQUITY	**827,077**	**854,349**	**(3.2%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	2,967	2,951	0.5%
Borrowings	629,889	512,164	23.0%
Deferred income tax liabilities	52,197	57,623	(9.4%)
Payroll and social security liabilities	1,498	1,458	2.7%
Provisions for other liabilities	2,446	2,293	6.7%
Total Non-Current Liabilities	**688,997**	**576,489**	**19.5%**
Current Liabilities			
Trade and other payables	91,537	92,965	(1.5%)
Current income tax liabilities	384	310	23.9%
Payroll and social security liabilities	25,026	26,139	(4.3%)
Borrowings	160,209	147,967	8.3%
Derivative financial instruments	20,079	12,600	59.4%
Provisions for other liabilities	2,724	657	314.6%
Total Current Liabilities	**299,959**	**280,638**	**6.9%**
TOTAL LIABILITIES	**988,956**	**857,127**	**15.4%**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,816,033**	**1,711,476**	**6.1%**

28